Exhibit (e)(3)

Excerpts from CDK Global, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 28, 2021

Performance-Based Stock Units

We granted fiscal 2021 PSUs to all of our officers based upon their pay grades, and for officers other than the Chief Executive Officer, based on input from the Chief Executive Officer to the compensation committee. For fiscal 2021, we maintained the same PSU design used for our fiscal 2020 PSUs, to consist of three individual one-year performance periods for the financial component, while maintaining a full three-year period for the TSR component. Financial goals for each one-year performance period are set at the beginning of each fiscal year. The fiscal 2021 PSUs vest on June 30, 2023. We believe that this program is aligned to our business transformation plan to grow revenues and create stockholder value and further the Company’s long-term financial goals by aligning the compensation of our key executives with our long-term operating performance, creating commonality of interest between executives and stockholders, and supporting our talent retention objectives.

Potential payouts for the fiscal 2021 PSUs can range from 50% to 200% of target for threshold and maximum performance respectively. If threshold performance is not achieved, the PSUs will be forfeited. The number of PSUs earned is subject to further adjustment (increase or decrease) depending on the TSR of our common stock during the three-year performance period compared against the S&P Software & Services Select Index peer group which can increase the maximum payout to 260% of target.

The compensation committee approved the fiscal 2021 PSU program in September 2020. Our NEOs, with the exception of Mr. Guerin, received fiscal 2020 PSUs in September 2019 with the same plan design. Under this program design, the PSUs are deemed granted for accounting and compensation table disclosure purposes when the performance targets are established. As such, in September 2020, the compensation committee established the adjusted revenue and adjusted diluted EPS performance measurement goals and award ranges for fiscal 2021 that apply to both the first one-third of the fiscal 2021 PSUs and the second one-third of the fiscal 2020 PSUs. Our adjusted revenue for fiscal 2021 (weighted 75%) was $1,662.5M, which resulted in an earned award level for the fiscal 2021 performance year in the amount of 117.6% of target. Our adjusted diluted EPS for fiscal 2021 (weighted 25%) was $2.55, which resulted in an earned award level for the fiscal 2021 performance year in the amount of 142.6% of target. The following tables show the annual performance measures goal targets, results and award levels achieved for fiscal 2021 and fiscal 2020, as a percentage of target.

Fiscal 2021 PSUs

									Performance
									Year
								Goal	Payout %
			Goals					Weight	(Sum of Goal
Performance	Performance	Goal	Threshold	Target	Max	Financial	Achievement	x	Weight x
Year	Measures	Weight	50%	100%	200%	Result	%	Payout %	Payout %)
Fiscal 2021	Adjusted Revenue[2]	75%	$1,568.0	$1,650.0	$1,721.0	$1,662.5	117.6%	88.2%	123.9%
Year 1[1]	Adjusted Diluted EPS[3]	25%	$2.04	$2.29	$2.90	$2.55	142.6%	35.7%
Fiscal 2022
Year 2	TBD	-	-	-	-	-	-	-	-
Fiscal 2023
Year 3	TBD	-	-	-	-	-	-	-	-

Fiscal 2020 PSUs

									Performance
									Year
								Goal	Payout %
			Goals					Weight	(Sum of Goal
Performance	Performance	Goal	Threshold	Target	Max	Financial	Achievement	x	Weight x
Year	Measures	Weight	50%	100%	200%	Result	%	Payout %	Payout %)
Fiscal 2020	Adjusted Global Revenue Growth	75%	3.0%	5.5%	7.0%	2.8%	-%	-%	-%
Year 1	Adjusted Diluted EPS	25%	$3.32	$3.43	$3.50	$3.19	-%	-%
Fiscal 2021	Adjusted Revenue[2]	75%	$1,568.0	$1,650.0	$1,721.0	$1,662.5	117.6%	88.2%	123.9%
Year 2[1]	Adjusted Diluted EPS[3]	25%	$2.04	$2.29	$2.90	$2.55	142.6%	35.7%
Fiscal 2022
Year 3	TBD	-	-	-	-	-	-	-	-

1	While financial results are reported in accordance with GAAP, financial performance measure targets and results under incentive plans are sometimes based on non-GAAP or adjusted financial measures. The financial results, whether GAAP or non-GAAP, may be further adjusted as permitted by those plans and approved by the compensation committee. The compensation committee reviewed GAAP to non-GAAP adjustments and any other adjustments to ensure performance took into account the way the goals were set and executive accountability for performance. These measures and the related performance targets are relevant only to our executive compensation program and should not be used or applied in other contexts.

2	Adjusted Global Revenue is our revenue from continuing operations, excluding the impact of foreign exchange by calculating revenues and earnings at budget rates for the current year, as adjusted by those adjustments disclosed in our Annual Report on Form 10-K, and other adjustments permitted by the 2014 Plan, established by the compensation committee at adoption, and subsequently approved by the compensation committee following the completion of the performance period.

3	Adjusted Diluted EPS is Diluted EPS excluding the impact of foreign exchange by calculating revenues and earnings at budget rates for the current year, as adjusted by those adjustments disclosed in our Annual Report on Form 10-K, and other adjustments permitted by the 2014 Plan, established by the compensation committee at adoption, and subsequently approved by the compensation committee following the completion of the performance period

TSR Modification to PSU for Open PSU Plans

PSU Modification to Financial
TSR Percentile (%ile) Rank	Results
>75th %ile	+30%
66th to 75th %ile	+20%
56th to 65th %ile	+10%
45th to 55th %ile	No change
35th to 44th %ile	-10%
25th to 34th %ile	-20%
<25th %ile	-30%

After the conclusion of the three-year performance cycle the results of each of the three individual one-year performance periods will be averaged to determine the overall performance goal achievement percentage. The compensation committee will confirm the final overall achievement percentage, which will be modified based on the three-year TSR results for the performance period. The PSU award earned will also be credited with dividend equivalents from the grant date of the target award until the issuance date, assuming all dividends were reinvested in our stock at the time dividends are paid. The PSUs earned will be paid in the form of shares of our common stock following the conclusion of the three-year performance period.

Change in Control Severance Plan for Corporate Officers

On September 30, 2014, the Board established a Change in Control Severance Plan for Corporate Officers, which was subsequently amended and restated effective September 9, 2015, August 9, 2016 and August 8, 2017 (as last amended and restated, the “CIC Plan”). As of June 30, 2021, there were seven eligible participants in the CIC Plan, which provides for the following severance benefits upon a qualifying termination of employment without cause or for good reason during the two-year period following a change in control:

•	Cash Severance: Covered participants, including our NEOs, would receive a payment equal to 200% of their current total annual compensation (or in the case of our Chief Executive Officer, 250%). Current total annual compensation is defined as the sum of: (i) the greater of a participant’s highest annual salary during the fiscal year in which employment terminates and such participant’s highest rate of annual salary during the fiscal year immediately prior to the year of such termination; and (ii) 100% of the participant’s target annual cash bonus opportunity for the fiscal year in which the participant’s employment is terminated;

•	Prorated Bonus: A payment equal to a prorated portion of the participant’s target annual cash bonus opportunity for the fiscal year in which the participant’s qualifying termination occurs;

•	Continuation of Benefits: We will maintain and permit the participant to participate in certain benefit plans for up to 18 months (24 months for our Chief Executive Officer) and will share the costs of such benefit plans in the same proportion as are shared by then similarly situated employees to the extent permitted by law;

•	Stock Options: All unvested stock options held by the participant on the date of the qualifying termination shall become fully vested and exercisable;

•	Time-Based Restricted Shares and RSUs: Unvested time-based restricted shares and RSUs held by the participant on the date of the qualifying termination shall become fully vested; and

•	Performance-Based Awards: Outstanding unearned performance-based awards, whether settled in cash or shares of CDK Global stock, are earned: (i) taking into account actual performance for any performance goal for which the specific performance period has ended as of the date of the change in control; and (ii) deeming all other applicable performance goals achieved at the 100% target rate.

Participants must execute an effective release to obtain the benefits under the CIC Plan.

For purposes of the CIC Plan, “change in control” generally means the consummation of any of the following: (i) the acquisition of 35% or more of the total combined voting power of our then-outstanding securities; (ii) the merger, consolidation, or other business combination of CDK Global, subject to certain exceptions; (iii) the sale of all or substantially all of our assets, subject to certain exceptions; or (iv) the first day on which the majority of the Board cease to be continuing directors.

For purposes of the CIC Plan, “cause” generally means: (i) gross negligence or willful misconduct which is materially injurious to us, monetarily or otherwise; (ii) misappropriation or fraud with regard to us or our assets; (iii) conviction of, or the pleading of guilty or nolo contendere to a felony involving our assets or business; or (iv) willful and continued failure to substantially perform duties after written notice by the Board.

For purposes of the CIC Plan, “continuing directors” generally means as of any date of determination, any member of the Board who: (i) was a member of such Board as of August 9, 2016; or (ii) was nominated for election or elected to such Board with the approval of a majority of the continuing directors who were members of the Board at the time of such nomination or election.

For purposes of the CIC Plan, “good reason” generally means: (i) material diminution in the participant’s position, duties, responsibilities, or authority as of the date immediately prior to the change in control; (ii) reduction in the participant’s base compensation or failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; (iii) failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or (iv) failure of any successor or assign of the Company to assume in writing the obligations under the plan.

CDK Global has the right to amend or terminate, in whole or in part, any or all of the provisions of the CIC Plan by action of the Board at any time; provided, that, during the two-year period following a change in control, the Company may not amend or terminate the CIC Plan in any manner adverse to participants, except to comply with changes in applicable laws that do not reduce the benefits and payments due in the event of a qualifying termination; and in no event shall any amendment reducing the benefits provided under the CIC Plan or any CIC Plan termination be effective until at least six months after the date of the applicable action by the Board, and in no event shall become effective if a Change in Control occurs during the six-month period.

If Mr. Krzanich becomes entitled to severance benefits under the CIC Plan, he will not be entitled to any severance benefits set forth in his employment agreement as described below.

The CIC Plan supplements, but does not replace, any change in control provision provided for in each applicable equity award agreement.

Corporate Officer Severance Plan

Effective February 2, 2016, the Board established the Corporate Officer Severance Plan, which was subsequently amended and restated effective September 7, 2017 (as amended and restated, the “Severance Plan”), for purposes of involuntary terminations other than for cause in the absence of a change in control. As of June 30, 2021, there were six eligible participants in the Severance Plan (each, an “Eligible Participant”). All NEOs except for Mr. Krzanich are Eligible Participants. In the event of Mr. Krzanich’s termination without “cause” or resignation with “good cause,” other than due to death or disability, he is entitled to the payments and benefits under his employment agreement as described below.

The Severance Plan provides for the following to each Eligible Participant who is involuntarily terminated by the Company without cause (other than during the two-year period following the occurrence of a change in control):

•	18 months of continued base salary;

•	A prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, but assuming that all non-financial and other subjective and qualitative performance criteria are achieved at target levels;

•	Continued vesting of the Eligible Participant’s stock options during the period of continued base salary payments (the “Severance Period”), and the Eligible Participant will have 60 days following the termination of the Severance Period in which to exercise any vested stock options;

•	Continued vesting of all of the Eligible Participant’s other awards, including, time-based restricted shares, RSUs, and PSUs, during the Severance Period, and any performance-based vesting requirements will remain eligible to be satisfied based on actual achievement of the applicable performance goals during the performance period for each of the then-ongoing award programs;

•	The number of shares of stock (or cash, in the case of cash-settled awards) that the Eligible Participant would have been entitled to receive based on the actual achievement of the applicable performance goals in each of the then-ongoing programs, prorated to reflect the portion of the applicable performance period elapsed through the end of the Severance Period; and

•	We will pay each Eligible Participant a taxable monthly cash amount equal to our proportion of the monthly cost to provide medical, dental, vision and basic life insurance plans to similarly situated active employees as of the date immediately prior to such Eligible Executive’s termination date until the earlier of: (i) the date that such Eligible Executive becomes eligible for participation in the respective medical, dental, vision and basic life insurance benefits plans of a subsequent employer; and (ii) twelve (12) months from the date of his or her termination to the extent permitted by law.

Eligible Participants must execute an effective release to obtain the benefits under the Severance Plan.

The Severance Plan defines “cause” as:

•	Failure to perform duties (other than due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of duties, to the extent not cured within 15 days following written notice;

•	Engaging in, or being about to engage in, conduct that is injurious to the Company or an affiliate;

•	Conviction of, or a plea of guilty or no contest to, a felony or any crime involving as a material element fraud or dishonesty; or

•	The consistent failure to follow the lawful instructions of the Board or a direct superior, which failure amounts to an intentional and extended neglect of duties to the Company or an affiliate.

The severance payments potentially due to the Eligible Participants are payable solely pursuant to the terms of the Severance Plan (other than if benefits are payable pursuant to the CIC Plan).